                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark one)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



             FOR THE TRANSITION PERIOD FROM            TO           .


                         COMMISSION FILE NUMBER 0-20766



                       HCC INSURANCE HOLDINGS 401(k) PLAN

                          HCC INSURANCE HOLDINGS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)



                             13403 NORTHWEST FREEWAY
                              HOUSTON, TEXAS 77040
                     (Address of principal executive office)


                                 (713) 690-7300
              (Registrant's telephone number, including area code)

                          ----------------------------


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                              REQUIRED INFORMATION


1. Audited Statement of Net Assets Available for Benefits (with Fund Information) as of December 31, 1998 and 1997. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

2. Audited Statement of Changes in Net Assets Available to Benefits (with Fund Information) for the years ended December 31, 1998. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

3. Notes to Financial Statements (with Fund Information). Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

4. Schedule 1 - Item 27a - Schedule of Assets Held for Investment purposes (with Fund Information) as of December 31, 1998. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

5. Schedule 2 - Item 27d - Schedule of Reportable Transactions (with Fund Information) for the year ended December 31, 1998. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

6. Schedule 3 - Item 27e - Schedule of Nonexempt Transactions for the year ended December 31, 1998. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.



EXHIBITS

         Exhibit                          Description
         -------                          -----------
         23.1     Consent of PricewaterhouseCoopers LLP

         99.1     HCC Insurance Holdings 401(k) Plan Financial Statements and
                  Supplemental Schedules




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                                   SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of June, 1999.

                         HCC INSURANCE HOLDINGS 401(k) PLAN

                         By:  HCC Insurance Holdings, Inc., Administrator


                         By:  /s/ John N. Molbeck, Jr.
                              ----------------------------------------------
                         Name:    John N. Molbeck, Jr.
                         Title:   President